Atlas Copco

# Press Release from the Atlas Copco Group

For further information please contact:
[redacted] Vice President Communications
[redacted] (0)70 322 8070



## Atlas Copco acquires specialist services company renting equipment to the oil- and gas industries

**Stockholm, Sweden, October 1, 2004: Atlas Copco UK Holdings Ltd. has acquired Kolfor Plant Ltd. of Scotland. The company has annual revenues of approximately MSEK 49 (MBP 3.6) and 36 employees. The sales price is not disclosed.**

Kolfor Plant Ltd. (Kolfor), established in 1973, is a specialty services company renting equipment to the oil- and gas industries. It is located in Dundee, Scotland, and offers primarily solutions for temporary energy needs. The company rents generators, compressors, sub sea dredge and blast equipment, plus other equipment to meet the specific demands of its customers' applications, often in demanding environments.

Kolfor will operate as part of the Portable Air division within Atlas Copco's Compressor Technique business area. The acquisition is in line with Portable Air's strategic direction for growth in specialty rental services.

*"The Kolfor name is well known as a leader in generator and compressor rental to the oil- and gas industries. It will support Atlas Copco's developments in this highly specialized market,"* says Geert Follens, President Portable Air division.

Previous specialty rental acquisitions within the Portable Air division include the recent acquisition of Guimerá in Spain, Abird in The Netherlands and Rand-Air in South Africa.

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**Atlas Copco** is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.

**Portable Air** is a division within the business area Compressor Technique of the Atlas Copco Group with the main production center located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range of portable oil-injected and oil-free air compressors, and portable and stationary gensets for prime or standby power to the construction and general industry. The division's products and services are offered under several brands. The division also serves customers in selected geographic markets and industry segments with temporary air and power rental solutions. More information is available on www.atlascopco.com.



**Atlas Copco Group Center**

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| Atlas Copco AB | Visitors address: | Telephone: +46 (0)8 743 8000 | A Public Company (publ) |
| SE-105 23 Stockholm | Sickla Industriväg 3 | Telefax: +46 (0)8 644 9045 | Reg. No: 556014-2720 |
| Sweden | Nacka | www.atlascopco-group.com | Reg. Office Nacka |